WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110
TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

July 31, 2006

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

SUPPL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcements released to the London Stock Exchange:

	Announcement	Issue Date
1.	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons – Richard Wolff.	July 28, 2006
2.	Notification by Marks and Spencer Group plc (the "Company") of Transactions of Persons Discharging Managerial Responsibility (PDMR).	July 28, 2006
3.	Dividend Reinvestment Plan Release.	July 31, 2006

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

dw 8/7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

MARKS AND SPENCER GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DISCLOSURE RELATES TO POINT (i)

3. Name of *person discharging managerial responsibilities/director*

RICHARD WOLFF

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DISCLOSURE RELATES POINT 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

OMX SECURITIES LIMITED

8 State the nature of the transaction

EXERCISE OF DISCRETIONARY SHARE OPTION AND SUBSEQUENT SALE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

52,188 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

52,188 ORDINARY SHARES

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

13. Price per *share* or value of transaction

EXERCISE PRICE 297p

SALE PRICE 593.5p

14. Date and place of transaction

28 JULY 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

43,185 SHARES

16. Date issuer informed of transaction

28 JULY 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

……………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANTHONY CLARKE

Date of notification

28 JULY 2006

END

Issued: 28 July 2006

Notification by Marks and Spencer Group plc (the "Company") of transactions of Persons Discharging Managerial Responsibility (PDMR)

In accordance with paragraph 3.1.4R of the Disclosure Rules it is disclosed that on 19 July 2006 Darrell Stein was conditionally awarded 30,000 restricted shares, at a price of 572.5p, on his joining the Company.

For further information please contact:

Corporate Governance	-	Anthony Clarke	-	020 8718 9940
Corporate Press Office	-	Sue Sadler	-	020 8718 8642

1. **Dividend Reinvestment Plan**
The Company was informed on 31 July 2006 that on 14 July 2006 the following PDMRs and their Connected Persons acquired Marks and Spencer Group plc Ordinary shares of 25p each, purchased in London at a price of £5.719 each, under the Company's Dividend Reinvestment Plan in respect of a dividend paid on 14 July 2006:

Name of PDMR	No. of Shares Acquired
Lord Burns	105
Guy Farrant	173
Stephen Rowe	133
Steven Sharp (Director)	410
Lesley Sharp (wife of Steven Sharp)	6
Anthony Thompson	6
Sally Thompson (wife of Anthony Thompson)	14

2. **PEPs**
The Company was informed on 31 July 2006 that on 14 July 2006, the following PDMRs and their Connected Persons acquired Marks and Spencer Group plc Ordinary Shares of 25p each, purchased in London at a price of £5.66 each, as a reinvestment of dividend in a PEP registered under the name of Marks & Spencer Savings and Investments Limited:

Name of PDMR	No. of Shares Acquired
Graham Oakley	16
Richard Wolff	30

3. **PDMRs' Holdings**
Following the above notifications, the PDMRs' holdings, including those of their Connected Persons, are confirmed as follows:

Name of PDMR	Total Holding of Ordinary Shares	Total Percentage Holding
Lord Burns	7,745	De minimis
Guy Farrant	53,473	De minimis
Graham Oakley	66,711	De minimis
Stephen Rowe	8,553	De minimis
Steven Sharp	28,232	De minimis
Anthony Thompson	1,313	De minimis
Richard Wolff	43,215	De minimis

The above information has been disclosed under DR 3.1.4R(1) and, where applicable, in accordance with section 324 (as extended by section 328) of the Companies Act 1985.

For further information, please contact:

Anthony Clarke
020 8718 9940